Exhibit 99.91

ImmunoPrecise Announces New Multi-Specific SARS-CoV-2 Antibody Collaboration with Zymeworks

VICTORIA, BC, Sept. 17, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTCQB: IPATF) (FSE: TQB2), a leader in full-service, therapeutic antibody discovery and development, announce a research collaboration with Zymeworks Inc., giving ImmunoPrecise access to Zymeworks’ Azymetric™ and EFECT™ platforms for the further development of its multiple antibody candidates to fight COVID-19.

Under the terms of the agreement, IPA will transform its previously tested and potent SARS-CoV-2 neutralizing antibodies into bispecific and multispecific antibodies using the Zymeworks’ platforms. These sets of candidates will be thoroughly tested using SARS-CoV-2 spike protein provided by the National Research Council Canada (“NRC”), prior to pre-clinical manufacturing at the NRC for animal studies. Timelines for the Companies pre-clinical studies examining the efficacy of IPA’s Polytope therapies using traditional antibody formats are not impacted by these additional investigations into formulation.

“Global health issues like the COVID-19 pandemic represent significant times for companies like IPA to share our collective expertise and technologies to bring forward safe and efficacious therapies,” said Ali Tehrani, Ph.D., President and CEO of Zymeworks. “We look forward to continuing our relationship with ImmunoPrecise as they advance multi-specific candidates toward the clinic.”

“After the discovery of potently neutralizing antibodies in a combinatorial setting, it was a logical consequence for us to look into clinically-proven, multi-specific antibody platforms,” said Jennifer Bath, Ph.D., President and CEO of ImmunoPrecise Antibodies. “IPA is pleased to collaborate with the Zymeworks team as we work together to treat COVID patients using our extensive, collective expertise.”

Jennifer Bath, Ph.D., Chief Executive Officer of ImmunoPrecise, has reviewed and approved the scientific disclosure of this news release.

The Company is not making any express or implied claims that its product has the ability to eliminate, cure or contain COVID-19 (or SARS-CoV-2) at this time.

About the Azymetric™ Platform

The Azymetric platform enables the transformation of monospecific antibodies into bispecific and multispecific antibodies, allowing simultaneous binding to several different disease targets. This unique technology enables the development of multifunctional therapeutics that can block multiple signaling pathways, recruit immune cells to tumors, enhance receptor clustering and internalization, and increase tumor-specific targeting. These features are designed to enhance efficacy while reducing toxicities and the potential for drug resistance. Azymetric therapeutics have been engineered to retain the desirable drug-like qualities of naturally occurring antibodies, including low immunogenicity, long half-life and high stability. In addition, they are compatible with standard manufacturing processes that deliver high yields and purity, potentially reducing drug development costs and timelines.

About the EFECT™ Platform

The EFECT platform is a library of antibody Fc modifications engineered to activate or suppress the antibody-mediated immune response. This platform, which is compatible with traditional monoclonal as well as Azymetric bispecific antibodies, further enables the customization and optimization of therapeutic responses for different diseases.

About Zymeworks Inc.

Zymeworks is a clinical-stage biopharmaceutical company dedicated to the development of next-generation multifunctional biotherapeutics. Zymeworks’ suite of therapeutic platforms and its fully integrated drug development engine enable precise engineering of highly differentiated product candidates. Zymeworks’ lead clinical candidate, ZW25, is a novel Azymetric™ bispecific antibody currently in Phase 2 clinical development. Zymeworks’ second clinical candidate, ZW49, is a bispecific antibody-drug conjugate currently in Phase 1 clinical development and combines the unique design and antibody framework of ZW25 with Zymeworks’ proprietary ZymeLink™ linker-cytotoxin. Zymeworks is also advancing a deep preclinical pipeline in oncology (including immunooncology agents) and other therapeutic areas. In addition, its therapeutic platforms are being leveraged through strategic partnerships with nine biopharmaceutical companies. For more information, visit www.zymeworks.com.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a global technology platform company with end-to-end solutions empowering companies to discover and develop therapies against any disease. The Company’s experience and cutting-edge technologies enable unparalleled support of its partners in their quest to bring innovative treatments to the clinic. ImmunoPrecise’s full-service capabilities dramatically reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend”, “should” and similar expressions to identify forward-looking statements and include the Company’s beliefs with respect to the potential for its antibodies to be further developed or approved to treat COVID-19 (or SARS-CoV-2) or to complete any transactions with respect to those antibodies. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the previous quarter ended April 30, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. SOURCE ImmunoPrecise Antibodies

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For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., Suite 810, 609 Granville Street, P.O. Box 10322, Vancouver, B.C., V7Y 1G5, Canada.

CO: ImmunoPrecise Antibodies Ltd.

CNW 07:30e 17-SEP-20